UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2025 (Report No. 2)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On June 16, 2025, PolyPid Ltd. (the “Company”) entered into an inducement offer letter agreement (the “Inducement Letter”) with certain holders (each, a “Holder”) of (i) 2,190,121 warrants to purchase up to 2,190,121 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”) issued on January 9, 2024 at an exercise price of $5.50 per Ordinary Share (the “January 2024 Warrants”) and (ii) 5,436,393 warrants to purchase up to 5,436,393 Ordinary Shares issued on December 26, 2024, at an exercise price of $4.00 per Ordinary Share (the “January 2024 Warrants” and together with the December 2024 Warrants, the “Existing Warrants”). The Ordinary Shares underlying the Existing Warrants are referred to herein as the “Warrant Shares.”

Pursuant to the Inducement Letter, each Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 7,626,514 Ordinary Shares, at an exercise price of $3.50 per Ordinary Share, in consideration of the Company’s agreement to issue new warrants (the “New Warrants”) to purchase up to 7,626,514 Ordinary Shares (the “New Warrant Shares”), at an exercise price of $4.50 per Ordinary Share. The Company expects to receive aggregate gross proceeds of approximately $26.7 million from the exercise of the Existing Warrants by the Holders. The Company expects to use the net proceeds from these transactions for a New Drug Application submission with respect to D-PLEX100, launch preparations, working capital and general corporate purposes.

The closing of the transactions contemplated pursuant to the Inducement Letter is expected to occur on or about June 18, 2025, subject to satisfaction of customary closing conditions.

The resale of the Ordinary Shares underlying the January 2024 Warrants have been registered pursuant to an existing registration statement on Form F-3 (File No. 333-276826), declared effective by the Securities and Exchange Commission (the “SEC”) on February 13, 2024 and the resale of the Ordinary Shares underlying the December 2024 Warrants have been registered pursuant to an existing registration statement on Form F-3 (File No. 333-284376), declared effective by the SEC on January 30, 2025.

The Company also agreed to file a registration statement on Form F-3 to register the resale of the New Warrant Shares, including any Ordinary Shares issuable upon the exercise of Pre-Funded Warrants (as defined below). The Company committed to file the registration statement within 60 calendar days of the date of the Inducement Agreement, to use commercially reasonable efforts to cause it to become effective within 90 calendar days (or 120 days in case of a review by the SEC), and to keep it effective until all of the New Warrants and New Warrant Shares have been sold or may be sold without restriction under Rule 144.

The New Warrants and the New Warrant Shares are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Holder has represented that it is an accredited investor as defined in Rule 501 of the Securities Act and has acquired such securities for their own account and has no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The New Warrants and the New Warrant Shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Terms of the New Warrants

The following summary of certain terms and provisions of the New Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the New Warrants, the form of which is filed as Exhibit 4.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference. The following description of the New Warrants is qualified in its entirety by reference to such exhibit.

Duration and Exercise Price

Each New Warrant will have an exercise price equal to $4.50 per Ordinary Share. The New Warrants will be immediately exercisable from the date of issuance and will expire and will expire 24 months following the date of issuance, subject to the Termination Condition (as defined below). The exercise price and the number of Ordinary Shares issuable upon exercise of the New Warrants are subject to adjustment in the event of share dividends, share splits, subsequent rights offerings, pro rata distributions, reorganizations, or similar events affecting the Ordinary Shares or the exercise price.

If the Holder transfers, sells, assigns or otherwise disposes of any Warrant Shares acquired upon the exercise of the Existing Warrants prior to the expiration or exercise of the New Warrants, then the New Warrants shall immediately and automatically terminate and be forfeited with respect to a corresponding number of Warrant Shares sold, unless such New Warrants are concurrently exercised (collectively, the “Termination Condition”). If and once a partial amount of the New Warrants are exercised, the corresponding number of Warrant Shares acquired upon the exercise of the Existing Warrants may be transferred, sold, assigned, or otherwise disposed at the Holder’s discretion.

Exercisability

The New Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of Ordinary Shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A Holder (together with its affiliates) may not exercise any portion of such holder’s New Warrants to the extent that the holder would own more than 24.99% of the Company’s outstanding Ordinary Shares immediately after exercise. Furthermore, the holder will not exceed beneficial ownership of 24.99% at any time.

The Company agreed that in lieu of issuing Ordinary Shares upon exercise of the New Warrants, the Company shall, at the option of the Holder, issue pre-funded warrants (the “Pre-Funded Warrants”) to such Holder if, as a result of the exercise of this Warrant, the Holder’s (along with its Affiliates) beneficial ownership of Ordinary Shares would exceed 4.99% (or, at the discretion of the Holder, 9.99% or 24.99%) of the Company’s outstanding Ordinary Shares immediately following such exercise. Such Pre-Funded Warrants would have an exercise price of $0.0001 per Ordinary Share and shall not expire until such Pre-Funded Warrant is exercised in full and otherwise have the same terms as the New Warrants.

Cashless Exercise

If, at the time after the six month anniversary of the date of issuance a registration statement registering the resale of the New Warrant Shares by the holder under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part), the net number of Ordinary Shares determined according to a formula set forth in the New Warrants.

Trading Market

There is no established trading market for the New Warrants, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the New Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the New Warrants will be extremely limited.

Rights as a Shareholder

Except as otherwise provided in the New Warrants or by virtue of the holder’s ownership of the Company’s Ordinary Shares, such holder of New Warrants does not have the rights or privileges of a holder of the Company’s Ordinary Shares, including any voting rights, until such holder exercises such holder’s New Warrants. The New Warrants will provide that the holders of the New Warrants have the right to participate in distributions or dividends paid on the Company’s Ordinary Shares.

Fundamental Transactions

If, at any time while the New Warrants are outstanding, the Company, either directly or indirectly, effects a Fundamental Transaction (as defined in the New Warrants), each holder will have the right to receive, upon exercise of the New Warrants, the same amount and kind of securities, cash, or other property that the holder would have received had the holder exercised the New Warrants immediately prior to the Fundamental Transaction.

Waivers and Amendments

The New Warrants may be modified or amended or the provisions of the New Warrants waived with the Company’s and the holder’s written consent.

The forms of Inducement Letter and the New Warrant are attached as Exhibits 10.1 and 4.1, respectively. The descriptions of the terms of the Inducement Letter and the New Warrants are not intended to be complete and are qualified in their entirety by reference to such exhibits. The Inducement Letter contains customary representations, warranties and covenants by the Company which were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Press Release

On June 16, 2025, the Company issued a press release titled “PolyPid Secures $26.7 Million Through Warrant Exercise Following Successful SHIELD II Phase 3 Trial Results,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the expected closing of the transactions contemplated by the Inducement Letter, the use of proceeds, and the satisfaction of customary closing conditions. All statements other than statements of historical facts included in this Form 6-K are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 26, 2025. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

This Report of Foreign Private Issuer on Form 6-K and the press release attached hereto as Exhibit 99.1 are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658, File No. 333-281863, and File No. 333-284376) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703 and File No. 333-280662) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
4.1	Form of New Warrant.
4.2	Form of New Pre-Funded Warrant.
10.1	Form of Inducement Letter.
99.1	Press Release issued by PolyPid Ltd. on June 16, 2025, titled “PolyPid Secures $26.7 Million Through Warrant Exercise Following Successful SHIELD II Phase 3 Trial Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: June 17, 2025	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer